UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

TERRA NOSTRA RESOURCES LTD.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

88100V 10 5
(CUSIP Number)

July 30, 2002
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ] Rule 13d-1(b)
[ x] Rule 13d-1(c)
[ ] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 88100V 10 5

1. Names of Reporting Persons/
I.R.S. Indentification Nos. of Above Persons (entities only):

Buccaneer Holdings Inc.

Not Applicable

2. Check the Appropriate Box if a Member of a Group (See Instructions)

(a)

(b) X

3. SEC Use Only

4. Citizenship or Place of Organization Belize

Number of Shares Beneficially Owned by Each Reporting Person With

5. Sole Voting Power 396,613

6. Shared Voting Power -0-

7. Sole Dispositive Power 396,613

8. Shared Dispositive Power -0-

9. Aggregate Amount Beneficially Owned by Each Reporting Person 396,613

10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) N/A

11. Percent of Class Represented by Amount in Row (9) 2.7%

12. Type of Reporting Person (See Instructions) CO

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Item 1.

    Name of Issuer
    Terra Nostra Resources Ltd.
    Address of Issuer's Principal Executive Offices
    1530-9th Ave S.E.
    Calgary, Alberta T2G 0T7
    Canada

Item 2.

    Name of Person Filing
    Buccaneer Holdings Inc.
    Address of Principal Business Office or, if none, Residence
    25 Regent St.,
    Belize City,
    Belize, Central America
    Citizenship
    Belize Corporation
    Title of Class of Securities
    Common Stock
    CUSIP Number
    88100V 10 5

Item 3. If this statement is filed pursuant to Sections 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a) [ ] Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
(b) [ ] Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
(c) [ ] Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
(d) [ ] Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
(e) [ ] An investment adviser in accordance with Section 240.13d-1(b)(1)(ii)(E);
(f) [ ] An employee benefit plan or endowment fund in accordance with section240.13d1 (b)(1)(ii)(F);
(g) [ ] A parent holding company or control person in accordance with Section 240.13d-1(b) (1)(ii)(G);
(h) [ ] A saving associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i) [ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j) [ ]Group, in accordance with Section 240.13d-1(b)(1)(ii)(J).

Item 4. Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

    Amount beneficially owned: 396,613
    Percent of class: 2.7%

    3

    Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote: 396,613

(ii) Shared power to vote or to direct the vote: -0-

(iii) Sole power to dispose or to direct the disposition of: 396,613

(iv) Shared power to dispose or to direct the disposition of: -0-

Item 5. Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [X ].

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

Not Applicable

Item 8. Identification and Classification of Members of the Group

Not Applicable

Item 9. Notice of Dissolution of Group

Not Applicable

Item 10. Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

August 1, 2002
Date

/s/ "Mark C. Hulse"
Signature

Mark C. Hulse/Director - Buccaneer Holdings Inc.
Name/Title

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